Exhibit 99.3*

BRONX VENTURES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

                    Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2005
Property, plant & equipment
Machinery & equipment	$161,606	-	35,112	-	$126,494
Accumulated amortization
Machinery and equipment	$(151,708)	-	29,706	-	$(122,002)
Net book value
Machinery & equipment	$9,898	(5,406)	-	-	$4,492
2004
Property, plant & equipment
Machinery & equipment	$161,606	-	-	-	$161,606
Accumulated amortization
Machinery and equipment	$(148,528)	(3,180)	-	-	$(151,708)
Net book value
Machinery & equipment	$13,078	(3,180)	-	-	$9,898
2003
Property, plant & equipment
Machinery & equipment	$161,606	-	-	-	$161,606
Accumulated amortization
Machinery and equipment	$(141,842)	(6,686)	-	-	$(148,528)
Net book value
Machinery & equipment	$19,764	(6,686)	-	-	$13,078